AMENDMENT TO
SUB-ADVISORY AGREEMENT

UNDISCOVERED MANAGERS BEHAVIORAL GROWTH FUND

THIS AMENDMENT is made as of May 20, 2009, by and between J.P. Morgan Investment Management Inc. (the “Manager”) and Fuller & Thaler Asset Management, Inc. (the “Sub-Adviser”), the parties to the Sub-Advisory Agreement, in place for the Undiscovered Managers Behavioral Growth Fund, a series of Undiscovered Managers Funds (the “Agreement”).

          WHEREAS,the parties here to wish to amend Section 6, Compensation to the Sub-Adviser, of the Agreement.

          NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

1.	Capitalized terms not otherwise defined herein shall have the same meaning as are set forth in the Agreement.

2.	Section 6, Compensation to the Sub-Adviser is hereby deleted and replaced with the following:

As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Manager shall pay the Sub-Adviser compensation at the annual rate of 0.60% of the first $200 million of the Series’ average daily net assets, 0.55% of the next $100 million of such assets and 0.50% of such assets in excess of $300 million. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Series pursuant to the Management Agreement. Notwithstanding any other provisions of the Agreement, effective May 1, 2009, to the extent that the Manager is required pursuant to the Series’ expense limitation agreement to waive all or a portion of the advisory fees that the Manager receives under its Management Agreement for the Series, the Sub-Adviser hereby agrees to waive certain of the fees it receives pursuant to the Agreement to assist in maintaining the Series’ expense caps at the levels disclosed in the Series’ prospectuses. The amount of any required waiver shall be determined monthly and will be allocated so that each of the Manager and the Sub-Adviser is responsible for waiving its advisory or subadvisory fees, as applicable, as follows:

Manager

Amount of total waiver multiplied by an amount equal to the advisory fees that Manager retains divided by the Series’ total contractual advisory fees

Sub-Adviser

Amount of total waiver multiplied by an amount equal to the contractual sub-advisory fees described in this section divided by the Series’ total contractual advisory fees

3.	This Amendment shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

4.	This Amendment may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

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          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

J.P. Morgan Investment Management Inc.

By:	/s/ George C.W. Gatch

Name:	George C.W. Gatch

Title:	Managing Director

Fuller & Thaler Asset Management, Inc.

By:	/s/ Russell J. Fuller

Name:	Russell J. Fuller

Title:	President